Mail Stop 6010   December 13, 2007

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

Re: Mach One Corporation
        Registration Statement on Form SB-2
        Amendment no.1 filed December 7, 2007
        File No. 333-146744

Dear Mr. Tobin:

        This is to advise you that a preliminary review of the above amendment to the
registration statement indicates that it fails in numerous material respects to comply with the
requirements of the Securities Act of 1933, the rules and regulations under that Act, and the
requirements of the form. In this regard, we note the amendment filed December 7, 2007,
and signed and dated October 14, 2007, and October 15, 2007, respectively, does not
contain updated interim financial statements and related disclosures. For this reason, we
will not perform a detailed examination of the amendment, and we will not issue any
comments because to do so would delay the review of other disclosure documents that do
not appear to contain comparable deficiencies.

        You are advised that we will not recommend acceleration of the effective date of the
registration statement and that, should the registration statement become effective in its
present form, we would be required to consider what recommendation, if any, we should
make to the Commission.

        We suggest that you consider submitting a substantive amendment to correct the
deficiencies or a request for withdrawal of the filing.

                                                Sincerely,

                                                Jeffrey Riedler
                                                Assistant Director

cc: David C. Thomas, Esq.
    Pryor Cashman LLP
    410 Park Avenue, 10th Floor
    New York, New York 10022